FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

     Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15b - 16 of
The Securities Exchange Act of 1934

For the        October 3, 2002

                     Indo-Pacific Energy Ltd.
(Translation of registrant's name into English)

Indo-Pacific House, 284, Karori Rd, Wellington 6033 New Zealand
(Address of Principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F     X        Form 40-F ______

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     X      No ______

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 0-29344.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Indo-Pacific Energy Ltd.

(Registra nt)

Date:	3rd October 2002	/s/ David Bennett

(Signature)

David Bennett

(Name)

Director

(Title)

This is the form of material change report required under section 85(1) of the Securities Act.

FORM 53-901.F

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1.	Reporting Issuer

Indo-Pacific Energy Ltd.
284 Karori Rd
Karori
New Zealand

Item 2.	Date of Material Change

On or about October 3, 2002

Item 3.	Press Release

October 3, 2002 Wellington, New Zealand

Item 4.	Summary of Material Change

Indo-Pacific Energy Commences Drilling of Kahili-1A

Wellington, New Zealand – October 3, 2002-- /PRNewswire/-- Indo-Pacific Energy Ltd. (OTCBB: INDOF) advises that drilling operations have commenced at the Kahili site in onshore Taranaki permit PEP 38736.

Item 5.	Full Description of Material Change

Indo-Pacific Energy Commences Drilling of Kahili-1A

Wellington, New Zealand – October 3, 2002-- /PRNewswire/-- Indo-Pacific Energy Ltd. (OTCBB: INDOF) advises that drilling operations have commenced at the Kahili site in onshore Taranaki permit PEP 38736.

The Kahili-1A well is a follow-up to the Kahili-1 well where oil was discovered and produced from the Tariki Sands earlier this year. The well will be kicked off from the Kahili-1 wellbore at 3480 feet to deviate in a southeasterly direction, to intersect both the Tikorangi Limestone and Tariki Sands targets. It is anticipated that the Kahili-1A will intersect the potential reservoirs at an optimal position on the structure.

The Tikorangi is an established oil producer within a mile south of Kahili-1A, while the Tariki Field produces gas and condensate at high rates from the Tariki Sands a further mile south along trend.

Kahili-1A drilling will take approximately one month to reach the Tariki Sands objective. In the event of discovery, the site is well positioned to link in to either the McKee field infrastructure to the north or the Waihapa field infrastructure to the south.

Indo-Pacific is operator of the project, and holds a 45% equity in the well and the permit; with Australian companies Tap Oil Limited and Claire Energy Pty. Ltd. earning 30% and 25% respectively, under arrangements which require them to meet most of Indo-Pacific’s costs through the well.

CONTACT: Investor Relations, Indo-Pacific Energy Ltd. tel: 1-866-999-4639
Web site: http://www.indopacific.com Email: ir@indopacific.com

Item 6.	Reliance on Section 85(2) of the Act
N/A

Item 7.	Omitted Information
None

Item 8.	Senior Officers
David Bennett, President and Chief Executive Officer

Item 9.	Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

October 3, 2002	/s/ David Bennett
David Bennett, President/Chief Executive Officer

Place of Declaration: Wellington, New Zealand

Indo-Pacific Energy Commences Drilling of Kahili-1A

Wellington, New Zealand – October 3, 2002-- /PRNewswire/-- Indo-Pacific Energy Ltd. (OTCBB: INDOF) advises that drilling operations have commenced at the Kahili site in onshore Taranaki permit PEP 38736.

The Kahili-1A well is a follow-up to the Kahili-1 well where oil was discovered and produced from the Tariki Sands earlier this year. The well will be kicked off from the Kahili-1 wellbore at 3480 feet to deviate in a southeasterly direction, to intersect both the Tikorangi Limestone and Tariki Sands targets. It is anticipated that the Kahili-1A will intersect the potential reservoirs at an optimal position on the structure.

The Tikorangi is an established oil producer within a mile south of Kahili-1A, while the Tariki Field produces gas and condensate at high rates from the Tariki Sands a further mile south along trend.

Kahili-1A drilling will take approximately one month to reach the Tariki Sands objective. In the event of discovery, the site is well positioned to link in to either the McKee field infrastructure to the north or the Waihapa field infrastructure to the south.

Indo-Pacific is operator of the project, and holds a 45% equity in the well and the permit; with Australian companies Tap Oil Limited and Claire Energy Pty Ltd earning 30% and 25% respectively, under arrangements which require them to meet most of Indo-Pacific’s costs through the well.

CONTACT: Investor Relations, Indo-Pacific Energy Ltd. tel: 1-866-999-4639 Web site: http://www.indopacific.com Email: ir@indopacific.com

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although Indo-Pacific believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include oil and gas prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.